May 13, 2019

Steven Nicola
Chief Financial Officer
MATTHEWS INTERNATIONAL CORP
Two Northshore Center
Pittsburgh, PA. 15212

       Re: MATTHEWS INTERNATIONAL CORP
           Form 10-K for the year ended September 30, 2018
           Filed on November 20, 2018
           Form 8-K filed on May 3, 2019
           File No. 000-09115

Dear Mr. Nicola:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the period ended September 30, 2018

Long-Term Debt, page 52

1. With respect to your $11.2 million receivable recorded in Other Assets related to amounts drawn upon a letter of credit issued by the Company, please tell us and expand your disclosures herein, or within your Critical Accounting Policies section, to address how the
      Company continually assesses the collectability of this receivable and address any material underlying judgments and assumptions involved in this assessment.
Item 2.02 of Form 8-K filed May 2, 2019

General

2. Please revise the bullet point highlights to also present the corresponding GAAP measure
 Steven Nicola
MATTHEWS INTERNATIONAL CORP
May 13, 2019
Page 2
         related to Adjusted EBITDA with equal or greater prominence. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and
         Disclosure Interpretations.
3. Please revise your disclosures to provide a reconciliation of Adjusted EPS to GAAP EPS in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at 202-551-3691 if you have questions.



                                                            Sincerely,
FirstName LastNameSteven Nicola
                                         Division of Corporation Finance
Comapany NameMATTHEWS INTERNATIONAL CORP
                                         Office of Manufacturing and
May 13, 2019 Page 2                      Construction
FirstName LastName